EXHIBIT 99.2

April 12, 2013

Banro Corporation
1 First Canadian Place
100 King Street West, Suite 7070
P.O. Box 419
Toronto, Ontario M5X 1E3

Attention: Mr. Donat K. Madilo, Chief Financial Officer

Dear Mr. Madilo:

Re:
Issue and sale to BlackRock World Mining Trust plc (the “Purchaser”) of 1,200,000 Preferred Shares, Series B in the capital of Banro Corporation and 1,200,000 Preferred Shares in the capital of Banro Group (Barbados) Limited

GMP Securities L.P. (“GMP”) and Banro Corporation (“Banro”) entered into an agency agreement dated February 21, 2013 regarding the offering of 1,600,000 gold-linked preferred shares, series A in the capital of Banro (the “Former Agency Agreement”); however, the closing conditions pursuant to the Former Agency Agreement were not satisfied and both parties wish to replace the Former Agency Agreement with this Agreement.

GMP also understands that Banro and Banro Group (Barbados) Limited (the “Barbados Subsidiary”) are proposing to issue and sell to the Purchaser, by way of a share purchase agreement, 1,200,000 Series B Shares (the “Purchased Series B Shares”) and 1,200,000 Barbados Preferred Shares (the “Purchased Barbados Preferred Shares” and together with the Series B Shares, the “Purchased Shares”) at a price of US$25.00 for one Series B Share and one Barbados Preferred Share, to be issued and sold in accordance with the terms of this Agreement, for aggregate gross proceeds of US$30,000,000 (the “Transaction”).

It is understood and agreed by Banro and GMP that GMP is under no obligation to purchase any of the Offered Shares.

In consideration for the services rendered by GMP in connection with the sale of the Purchased Shares hereunder and all other services related thereto, Banro agrees (a) to pay GMP a cash commission (the “GMP’s Fee”) equal to 2.0% of the gross proceeds of the sale of the Purchased Shares and (b) to issue 735,000 Broker Warrants (as defined below) to GMP at the Closing Time.

Banro acknowledges and agrees that, until this Agreement terminates in accordance with Section 8, other than GMP (and any additional persons appointed by GMP pursuant to this Agreement) (i) no other titles or roles shall be awarded to any person; and (ii) except as provided in this Agreement, no fee, commission or other similar compensation shall be paid to any person by Banro, the Barbados Subsidiary or any of their affiliates, in each case in connection with the Transaction, without the prior written consent of GMP.

1.	DEFINITIONS

1.1                      When used in this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings indicated below:

(a)	“affiliate” has the meaning attributed thereto in the Canada Business Corporation Act;

(b)	“GMP’s Counsel” means Blake, Cassels & Graydon LLP;

(c)	“GMP’s Fee” has the meaning ascribed thereto in the third paragraph of this Agreement;

(d)	“Agreement” means this agreement, as the same may be amended, modified, supplemented and/or restated from time to time;

(e)	“Banro” has the meaning ascribed thereto in the first paragraph of this Agreement;

(f)	“Barbados Preferred Shares” means the preferred shares in the capital of the Barbados Subsidiary;

(g)	“Barbados Subsidiary” has the meaning attributed thereto in the second paragraph of this Agreement;

(h)	“Broker Securities” means, together, the Broker Warrants and the Broker Warrant Shares;

(i)	“Broker Warrant Certificates” means the definitive certificates representing the Broker Warrants containing the material terms thereof;

(j)	“Broker Warrant Shares” means the common shares in the capital of Banro which will be issued upon the due exercise of the Broker Warrants;

(k)	“Broker Warrants” has the meaning ascribed thereto in Section 10.1;

(l)	“Business Day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions are authorized or required by Law or regulation to be closed in Toronto, Ontario;

(m)	“Canadian Jurisdictions” means all of the Provinces of Canada other than Quebec;

(n)
“Canadian Securities Laws” means the securities statutes or similar statutes of the Canadian Jurisdictions and all regulations, rules, national and local policy statements, instruments, notices, blanket orders and rulings thereunder or adopted by the Securities Commissions;

(o)	“Closing” has the meaning ascribed thereto in Section 9;

(p)	“Closing Date” means April 25, 2013 or such other date as Banro and GMP may agree upon in writing;

(q)	“Closing Time” means 8:00 a.m. (Eastern time) on the Closing Date or such other time on the Closing Date as Banro and GMP may agree;

(r)	“Contemporaneous Offering” means the offering of Series A Shares and common shares of Banro pursuant to the Contemporaneous Offering Agency Agreement;

(s)
“Contemporaneous Offering Agency Agreement” means the agency agreement dated April 12, 2013 among Banro, GMP, CIBC World Markets Inc., BMO Nesbitt Burns Inc. and Cormark Securities Inc. related to the offering of Series A Shares and common shares of Banro;

(t)	“Directed Selling Efforts” means “directed selling efforts” as defined in Rule 902(c) of Regulation S;

(u)	“DRC” means the Democratic Republic of the Congo;

(v)
“Exchange and Support Agreement” means the exchange and support agreement dated as of the date hereof among Banro, the Barbados Subsidiary and the Purchaser to exchange at any time and from time to time each Barbados Preferred Share (together with one Series B Share) for one Series A Share in the capital of Banro;

(w)
“Financial Statements” means Banro’s audited consolidated financial statements as at, and for the years ended, December 31, 2012 and 2011, together with the auditors’ report thereon and the notes thereto;

(x)
“Governmental Authority” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, court, tribunal, arbitral body, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory expropriation or taxing authority under or for the account of any of the foregoing, and any stock exchange or self-regulatory authority and, for greater certainty, includes the Securities Commissions;

(y)	“including” means including without limitation;

(z)	“Issuer’s Counsel” means Norton Rose Canada LLP;

(aa)
“Law” means all applicable domestic, foreign, federal, national, state, provincial or local laws (statutory, common or otherwise), statutes, by-laws, rules, regulations, treaties, ordinances, conventions, orders, codes, policies, notices and directions (having the force of law) and judicial, arbitral, administrative, ministerial or departmental judgments, awards, injunctions, decrees, rulings or other requirements of any Governmental Authority, court or other authority having jurisdiction over the applicable party;

(bb)
“Material Adverse Effect” means any event, change, fact, state of facts, occurrence, effect or circumstance which, individually or in the aggregate, has or could reasonably be expected to have (i) a material and adverse effect on the business, affairs, capital, operation, properties, prospects, permits, contractual arrangements, assets, liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise) of Banro and its subsidiaries considered on a consolidated basis, whether or not arising in the ordinary course of business or (ii) any fact, event or change that would result in the Public Disclosure Record containing a misrepresentation;

(cc)	“material change”, “material fact” and “misrepresentation” have the meanings attributed thereto in the Securities Act (Ontario);

(dd)
“Material Properties” means the material mineral properties and projects of Banro and Subsidiaries, more particularly set out in Schedule “B” hereto (which schedule is incorporated into and forms part of this Agreement), including, without limitation, the material mineral properties known as the Twangiza, Lugushwa, Namoya and Kamituga projects, and each a “Material Property”;

(ee)	“NYSE” means the NYSE MKT LLC;

(ff)
“Offered Securities” means the Common Shares, Series A Shares, the Series B Shares, the Barbados Preferred Shares and the exchange right to be granted by Banro to holders of Barbados Preferred Shares pursuant to the Exchange and Support Agreement;

(gg)	“Purchased Shares” has the meaning ascribed thereto in the first paragraph of this Agreement;

(hh)
“person” includes any natural person, body corporate, trust, limited partnership, general partnership, joint venture, sole proprietorship, joint stock company, association, bank, pension fund, trustee, executor administrator or other legal personal representative, regulatory body or agency, Governmental Authority or other juridical entity;

(ii)
“Public Disclosure Record” means the press releases, the most recent annual information form, the most recent audited consolidated financial statements including the notes thereto and management’s discussion and analysis thereof, the interim consolidated financial statements including the notes thereto subsequent to the said audited financial statements and the respective management’s discussion and analysis thereof, the most recent management information circular and any material change report of Banro dated on or after January 1, 2013 published or filed by Banro with: (i) the securities regulatory authority in each of the Canadian Jurisdictions and publicly available on the System for Electronic

Document Analysis and Retrieval; and (ii) the SEC and publicly available on the Electronic Data Gathering, Analysis, and Retrieval System;

(jj)	“Purchased Barbados Preferred Shares” has the meaning ascribed thereto in the second paragraph of this Agreement;

(kk)	“Purchased Series B Shares” has the meaning ascribed thereto in the second paragraph of this Agreement;

(ll)	“Purchaser” means BlackRock World Mining Trust plc;

(mm)	“Purchaser” means BlackRock World Mining Trust plc;
(nn)	“Regulation S” means Regulation S under the U.S. Securities Act;

(oo)	“SEC” means the U.S. Securities and Exchange Commission;

(pp)	“Securities Commissions” means the securities commission or other securities regulatory authority in each of the Canadian Jurisdictions;

(qq)	“Securities Laws” means, collectively, Canadian Securities Laws, U.K. Securities Laws and U.S. Securities Laws ;

(rr)	“Series A Shares” means the preferred shares, series A in the capital of Banro;

(ss)	“Series B Shares” means the preferred shares, series B in the capital of Banro;

(tt)
“Share Purchase Agreement” means the share purchase agreement dated as of the date hereof among Banro, the Barbados Subsidiary, the Purchaser and GMP, pursuant to which the Purchaser agrees to purchase the Purchased Shares, and shall include, for greater certainty, all schedules thereto;

(uu)
“Subsidiaries” means the entity or entities set out in Schedule “A” attached hereto (which schedule is incorporated into and forms part of this Agreement) in which Banro holds the percentages of securities or other ownership interests therein set forth;

(vv)	“Term Sheet” means the indicative term sheet attached hereto as Schedule “C”;

(ww)	“Transaction” has the meaning ascribed thereto in the second paragraph of this Agreement;

(xx)	“Transaction Documents” means this Agreement, the Share Purchase Agreement, the Exchange and Support Agreement and the Broker Warrant Certificates;

(yy)	“TSX” means the Toronto Stock Exchange;

(zz)	“U.K. Securities Laws” means the applicable securities laws, regulations and rules of the United Kingdom;

(aaa)	“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(bbb)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder;

(ccc)	“U.S. Person” means U.S. person as defined in Regulation S;

(ddd)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder; and
(eee)
“U.S. Securities Laws” means the applicable blue sky or securities laws in any state or territory of the United States, together with the U.S. Exchange Act and the U.S. Securities Act and the rules and regulations of the SEC thereunder.

1.2                      The words “herein”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, paragraph or other subdivision of this Agreement.

1.3                      Time shall be of the essence of this Agreement. All references herein to “US$” are to United States dollars and references to “C$” are to Canadian dollars, unless otherwise specified.

1.4                      The headings in this Agreement are for convenience of reference only, and shall not affect the interpretation or meaning hereof. In this Agreement, words in the singular include the plural and vice-versa and words in one gender include all genders.

2.	TERMS OF THE PURCHASED SHARES

 The Series B Shares and the Barbados Preferred Shares shall, in all material respects, have the attributes and characteristics set out in the Term Sheet.

3.	SALE OF THE PURCHASED SHARES

3.1                      The sale of the Purchased Series B Shares and the Purchased Barbados Preferred Shares to the Purchaser shall be effected by Banro and the Barbados Subsidiary in a manner exempt from any prospectus or offering memorandum filing or delivery requirements of the applicable Securities Laws.

3.2                      GMP agrees that it shall:

(a)	conduct its activities in connection with the Transaction in compliance with all applicable Securities Laws and in accordance with the terms of this Agreement;

(b)	obtain from the Purchaser a properly completed and duly executed Share Purchase Agreement, including all schedules thereto; and

(c)
not make any representations or warranties with respect to Banro or the Barbados Subsidiary, any of the Transaction Documents, the Series B Shares or the Barbados Preferred Shares (whether written or oral) other than as set forth in the Public Disclosure Record and this Agreement, except as approved in writing by Banro.  Notwithstanding the foregoing and for greater certainty, GMP shall be entitled to provide drafts and/or final copies of the Transaction Documents to prospective purchasers of Purchased Shares.

3.3                      GMP represents and warrants to Banro that it has the registrations and licences required in connection with the Transaction.  GMP represents and warrants to Banro and the Barbados Subsidiary that this Agreement has been duly authorized, executed and delivered by GMP and constitutes a valid and binding obligation of GMP, enforceable in accordance with its terms, except as enforcement thereof may be limited by general principles of equity and by bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the rights of creditors generally.

3.4                      GMP represents and warrants to, and covenants with, Banro that, other than with respect to the Purchaser, it will not disclose or permit disclosure by any of its agents or representatives, of any confidential information or fact relating to Banro or the Barbados Subsidiary which has not been publicly disclosed until such time as such information or fact has been publicly disclosed by Banro or the Barbados Subsidiary or another person (other than GMP) or is required to be disclosed by Law or a court or regulatory body of competent jurisdiction.

4.	DUE DILIGENCE AND COMFORT LETTER

4.1                      During the period commencing with the date hereof and ending on the Closing Date, Banro shall co-operate in all respects with GMP to allow GMP and GMP’s Counsel to conduct a full due diligence investigation of Banro and the Barbados Subsidiary as they deem appropriate and to complete formal due diligence question and answer sessions with Banro’s senior management, auditor, qualified persons, counsel and such other persons as GMP may reasonably require prior to the Closing Date. Completion of the Transaction shall be subject to GMP’s satisfaction with such due diligence investigation. Banro will, and will cause affiliates to, make available to GMP, on a timely basis, all corporate and operating records, financial information, technical information and reports, budgets and other information which GMP may reasonably request, as well as access to key officers of Banro, the Barbados Subsidiary and their affiliates and to advisors and experts retained by Banro and the Barbados Subsidiary in order to enable GMP to complete its due diligence investigation.

4.2                      Banro represents and warrants that:

(a)	the information and statements in the Public Disclosure Record contain no misrepresentation regarding Banro or the Series B Shares and contain all material facts relating to Banro and its subsidiaries (taken as a whole) and the Series B Shares;

(b)	the Public Disclosure Record complies will all applicable Securities Laws;

(c)
except as disclosed in the Public Disclosure Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations and ownership of Banro since January 1, 2013.

4.3                      Banro shall deliver, or shall cause to be delivered, to GMP and GMP’s Counsel a “long-form” comfort letter or letters dated the Closing Date, in form and substance satisfactory to GMP and GMP’s Counsel, addressed to GMP, from Deloitte LLP, the auditors of Banro and based on a review completed not more than two Business Days prior to the date of the letter, verifying the financial information and accounting data and other numerical data of a financial nature contained in the Public Disclosure Record and, without in any way limiting the foregoing, such letter shall:

(a)	state that such auditors are independent with respect to Banro within the meaning of applicable Canadian Securities Laws;

(b)	state that in the opinion of such auditors, the audited Financial Statements comply in all material respects with the applicable accounting requirements of applicable Canadian Securities Laws;

(c)
state that they have performed the procedures set forth in Section 7050 of the CICA Handbook on the unaudited Financial Statements included in the Public Disclosure Record and nothing has come to their attention that caused them to believe that said unaudited financial statements did not comply in all material respects with the applicable accounting requirements of Canadian Securities Laws;

(d)
state that they are independent public accountants within the meaning of the U.S. Securities Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the U.S. Securities Act;

(e)
state that, as of the date that is no more than three Business Days prior to the Closing Time, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings; and

(f)	address such other matters as GMP shall reasonably request.

5.	MATERIAL CHANGES

5.1                      Banro covenants and agrees with GMP that:

(a)	during the period commencing on the date hereof and ending on the Closing Date, Banro will promptly inform GMP of the full particulars of:

(i)
any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in Banro’s business, assets, operations, affairs, prospects or property of Banro and its Subsidiaries or in any information provided to GMP or concerning Banro, the Purchased Shares, the Broker Warrants or the Transaction;

(ii)
any change in applicable Laws, materially and adversely affecting, or which may materially and adversely affect, the business, operations, affairs, prospects or property of Banro or the Purchased Shares, the Broker Warrants or the Transaction; or

(iii)	any other material adverse change or development that may lead to a Material Adverse Effect;

provided that if there may be any reasonable doubt as to whether a material change of the nature referred to in this subsection has occurred, Banro shall promptly inform GMP of the full particulars of the occurrence giving rise to the uncertainty and shall consult with GMP as to whether the occurrence is of such nature;

(b)	during the period commencing with the date hereof and ending on the Closing Date, Banro will promptly inform GMP of the full particulars of:

(i)
any communication of a material nature from any Securities Commission or other securities commission or similar regulatory authority or any other competent authority relating to Banro or the Transaction;

(ii)
the issuance by any Securities Commission or other securities commission or similar regulatory authority or by any other competent authority of any order to cease or suspend trading of any securities of Banro or of the institution or threat of institution of any proceedings for that purpose; or

(iii)	any material contract or agreement entered into or proposed to be entered into by Banro;

and with respect to a cease trade order or suspension order, except as otherwise agreed to by GMP, Banro will use its reasonable commercial efforts to prevent the issuance of any such cease trade order or suspension order and, if issued, to obtain the withdrawal thereof as soon as possible; and

(c)	during the period commencing on the date hereof and ending on the Closing Date, Banro will promptly provide to GMP, for the review by GMP and GMP’s counsel, prior to the publication, filing or issuance thereof, any information circular, financial statements, press release or other communication to the public or to Banro’s securityholders.

5.2                      Banro covenants and agrees with GMP that:

(a)	during the period commencing on the date hereof and ending on the Closing Date, the Barbados Subsidiary will promptly inform GMP of the full particulars of:

(i)
any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the Barbados Subsidiary’s business, assets, operations, affairs, prospects or property of the Barbados Subsidiary or in any information provided to GMP or concerning the Barbados Subsidiary;

(ii)	any change in applicable Laws, materially and adversely affecting, or which may materially and adversely affect, the business, operations, affairs, prospects or property of the Barbados Subsidiary; or

(iii)	any other material adverse change or development that may lead to a Material Adverse Effect;

provided that if there may be any reasonable doubt as to whether a material change of the nature referred to in this subsection has occurred, Banro shall promptly inform GMP of the full particulars of the occurrence giving rise to the uncertainty and shall consult with GMP as to whether the occurrence is of such nature;

(b)	during the period commencing with the date hereof and ending on the Closing Date, Banro will promptly inform GMP of the full particulars of:

(i)	any communication of a material nature from any regulatory authority or any other competent authority relating to the Barbados Subsidiary; or

(ii)	any material contract or agreement entered into or proposed to be entered into by the Barbados Subsidiary; and

(c)
during the period commencing on the date hereof and ending on the Closing Date, the Barbados Subsidiary will promptly provide to GMP, for the review by GMP and GMP’s counsel, any financial statements prior to the issuance thereof to the Barbados Subsidiary’s shareholders.

6.	REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1                         Representations and Warranties concerning Banro

Banro represents and warrants to and covenants with GMP and for the benefit of GMP and Purchaser  and acknowledges that GMP is relying on such representations, warranties and covenants in entering into this Agreement that, as at the date hereof and as at the Closing Time:

(a)
Good Standing of Banro. Banro is a corporation duly continued, validly existing, and in good standing under the laws of Canada and has the corporate power and authority to own, lease and operate its properties and to conduct its business as now carried on by it; and to enter into, deliver and perform its obligations under the Transaction Documents.

(b)
Authorization and Enforceability. This Agreement has been, and each of the other Transaction Documents and the Contemporaneous Offering Agency Agreement will be prior to the Closing Date, duly authorized, executed and delivered by Banro and this Agreement constitutes, and all other Transaction Documents and the Contemporaneous Offering Agency Agreement will, upon execution and delivery thereof, constitute a valid and binding obligation of Banro enforceable against Banro in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law.

(c)
Authorization and Description of Broker Securities. The Broker Warrants have been duly authorized for issuance and, the Broker Warrants will, upon issuance thereof, be validly created and issued securities of Banro in accordance with the Broker Warrant Certificates.  The Broker Warrants Shares have been, or prior to the Closing Time will be, duly and validly authorized and reserved for issuance and, upon exercise of the Broker Warrants in accordance with their terms, the Broker Warrant Shares will be validly issued as fully paid and non-assessable common shares in the capital of Banro.

(d)
Listing of Broker Warrant Shares. Prior to the Closing Date, all necessary notices and filings will be made with, and all necessary consents, approvals and authorizations obtained by Banro from, the TSX and the NYSE, for the issuance of the Broker Warrants and listing of the Broker Warrant Shares.

(e)
No Brokerage or Finder’s Fee. Except for GMP and as disclosed in the Term Sheet or Share Purchase Agreement, there is no person acting or purporting to act at the request of Banro, who is entitled to any brokerage or finder’s fee in connection with the transactions contemplated by the Transaction Documents and, in the event any person acting or purporting to act for Banro establishes a claim for any such fee from the purchasers under the Transaction, Banro covenants to indemnify and hold harmless GMP with respect thereto and with respect to all costs incurred in the defence thereof.

(f)
Absence of Defaults and Conflicts. The execution, delivery and performance of each of the Transaction Documents and the Contemporaneous Offering Agency Agreement (including the authorization, issuance, sale and delivery of the Series B Shares, Broker Securities hereunder, and the authorization, issuance, sale and delivery of the Series A Shares and Banro common shares under the

Comtemporaneous Offering Agency Agreement and the use of proceeds from the sale of such securities and compliance by Banro with is obligations hereunder and thereunder) have been or will be duly authorized by all necessary corporate action, and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as hereinafter defined) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of Banro or any Subsidiary pursuant to any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which Banro or any of the Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of Banro or any Subsidiary is subject, nor will such action result in a conflict with the articles or bylaws of Banro or any Subsidiary or any existing applicable Law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over Banro or any Subsidiary or any of their assets, properties or operations except for such violations or conflicts that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by Banro, any Subsidiary or the Barbados Subsidiary, as applicable.

(g)
Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or Governmental Authority or agency is necessary or required for the performance by Banro of its obligations under any of the Transaction Documents and the Contemporaneous Offering Agency Agreement, in connection with the proposed distribution, issuance or sale of the Broker Securities hereunder, or the consummation of the transactions contemplated by any of the Transaction Documents and the Contemporaneous Offering Agency Agreement except such as have been already obtained and except for applicable stock exchange approvals.

(h)	Shareholder Approval. This Transaction and the Contemporaneous Offering and the transactions contemplated hereby and thereby do not require approval of Banro’s shareholders.

(i)
Other Reports and Information. There are no reports or information that in accordance with the requirements of any of the Canadian Jurisdictions must be made publicly available as of the date hereof in connection with the distribution of the Broker Securities that have not been made publicly available as required.

6.2                      Representations and Warranties concerning the Barbados Subsidiary:

Banro represents and warrants to and covenants with GMP and for the benefit of GMP and the Purchaser and acknowledges that GMP is relying on such representations, warranties and covenants in entering into this Agreement that, as at the date hereof and as at the Closing Time:

(a)
Good Standing of the Barbados Subsidiary. The Barbados Subsidiary is a company duly incorporated, validly existing, and in good standing under the laws of Barbados and has the corporate power and authority to own, lease and operate its properties and to conduct its business as now carried on by it; and to enter into, deliver and perform its obligations under the Transaction Documents to which it is or will be a party.

(b)
Authorization and Enforceability. This Agreement has been, and each of the other Transaction Documents to which the Barbados Subsidiary is or will be a party will be prior to the Closing Date, duly authorized, executed and delivered by the Barbados Subsidiary and this Agreement constitutes, and all other Transaction Documents to which the Barbados Subsidiary is or will be a party will, upon execution and delivery thereof, constitute a valid and binding obligation of the Barbados Subsidiary enforceable against the Barbados Subsidiary in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law.

(c)
No Brokerage or Finder’s Fee. Except for GMP and as disclosed in the Term Sheet or Share Purchase Agreement, there is no person acting or purporting to act at the request of the Barbados Subsidiary, who is entitled to any brokerage or finder’s fee in connection with the transactions contemplated by the Transaction Documents and, in the event any person acting or purporting to act for the Barbados Subsidiary establishes a claim for any such fee from the Purchaser, Banro covenants to indemnify and hold harmless GMP with respect thereto and with respect to all costs incurred in the defence thereof.

(d)
Absence of Defaults and Conflicts. The execution, delivery and performance of each of the Transaction Documents to which the Barbados Subsidiary is a party have been or will be duly authorized by all necessary corporate action, and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Barbados Subsidiary pursuant to any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which the Barbados Subsidiary is a party or by which it or any of them may be bound, or to which any of the property or assets of the Barbados Subsidiary is subject, nor will such action result in a conflict with the articles or bylaws of the Barbados Subsidiary or any existing applicable Law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Barbados Subsidiary or its assets, properties or operations.

(e)
Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or Governmental Authority or agency is necessary or required for the performance by the Barbados Subsidiary of its obligations under any of the Transaction Documents to which the Barbados Subsidiary is or will be a party or the consummation of the transactions contemplated by any of the Transaction Documents, other than the filing of the Articles of Amendment to create the Barbados Preferred Shares and the issue of a Certificate of Amendment by the Registrar, Corporate Affairs and Intellectual Property Office, Barbados.

6.3                        Survival of Representations and Warranties

The representations and warranties contained herein may be relied upon by GMP and the Purchaser, and shall survive the closing of the Transaction for a period of two (2) years and shall continue in full force and effect, unaffected by any subsequent disposition of the Purchased Shares or Broker Securities by the purchasers thereof, and shall not be limited or prejudiced by any investigation made by or on behalf of GMP in connection with the Transaction. Without any limitation of the foregoing, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations shall survive and continue in full force and effect, indefinitely.

6.4                        Additional Covenants

Banro hereby covenants and agrees as follows:

(i)
Banro shall make or cause to be made all necessary notifications of and filings with all applicable securities regulatory authorities including those required under applicable Securities Laws in connection with the Transaction (including the issuance of Series A Shares upon the exchange of the Barbados Preferred Shares (together with a corresponding number of Series B Shares)) and shall use Banro’s best efforts to obtain the approval of the TSX to permit the Transaction (including the issuance of Series A Shares upon the exchange of the Purchased Barbados Preferred Shares (together with a corresponding number of Series B Shares)) and the listing of the Series A Shares (including the Series A Shares issuable upon the exchange of the Purchased Barbados Preferred Shares (together with a corresponding number of Series B Shares)), on or prior to the Closing Date;

(ii)
Banro shall file with the TSX all required documents and pay all required filing fees and do all things required by the rules and policies of the TSX in order to obtain prior to the Closing Date the requisite acceptance or approval of the TSX for the conditional listing of the Broker Warrant

Shares on the TSX, subject only to standard listing conditions, which Banro agrees to fully satisfy in a timely manner forthwith after the Closing;
(iii)
Banro shall from and including the date of this Agreement through to and including the Closing Time, use its commercially reasonable efforts to ensure that all of the representations and warranties of Banro contained in this Agreement or any certificates or documents delivered by it or the Barbados Subsidiary pursuant to this Agreement remain true and correct and not do any such act or thing that would render any representation or warranty of Banro or the Barbados Subsidiary contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement untrue or incorrect and use its commercially reasonable efforts to cause all conditions in this Agreement to be satisfied;

(iv)
Banro will comply and cause the Barbados Subsidiary to comply with all applicable Laws, regulations, rules and policies, whether domestic, foreign, national, federal, provincial or otherwise applicable to the Transaction, but on the basis that GMP’s representations, warranties and covenants in Section 3 are true and accurate (and any inaccuracy in such representations and warranties shall not impose any greater obligation on Banro under this clause);

(v)
Banro will notify GMP promptly of any notice by any judicial or regulatory authority requesting information, a meeting or a hearing related to Banro or the Barbados Subsidiary, the purchase and sale of the Offered Securities or the Broker Securities or any other event or state of affairs that may be relevant to GMPor the Purchaser;

(vi)
Banro will use and cause the net proceeds from the sale of the Offered Securities for further development of Banro’s Namoya project and for administrative and general expenses and working capital of Banro;

(vii)
Banro shall forthwith notify GMP of any breach of any covenant of this Agreement or the Contemporaneous Offering Agency Agreement, or upon it becoming aware that any representation or warranty of Banro contained in this Agreement or the Contemporaneous Offering Agreement is, has or will become untrue or inaccurate in any material respect or of any event or development affecting Banro or the Barbados Subsidiary that might make it inadvisable for the Purchaser to purchase the Purchased Shares; and

(viii)
Banro shall promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such act, documents and things as GMP may reasonably require from time to time for the purpose of giving effect to this Agreement.

Banro hereby covenants and agrees as follows:

(i)
the Barbados Subsidiary shall make all necessary filings related to the Articles of Amendment to create the Barbados Preferred Shares and the issue of a Certificate of Amendment by the Registrar, Corporate Affairs and Intellectual Property Office, Barbados;

(ii)
the Barbados Subsidiary shall from and including the date of this Agreement through to and including the Closing Time, use its commercially reasonable efforts to ensure that all of the representations and warranties of the Barbados Subsidiary contained in any certificates or documents delivered by it pursuant to this Agreement remain true and correct and not do any such act or thing that would render any representation or warranty of the Barbados Subsidiary contained in any certificates or documents delivered by it pursuant to this Agreement untrue or incorrect and use its commercially reasonable efforts to cause all conditions in this Agreement to be satisfied;

(iii)
the Barbados Subsidiary will comply with all applicable Laws, regulations, rules and policies, whether domestic, foreign, national, federal, provincial or otherwise applicable to the Transaction, but on the basis that GMP’s representations, warranties and covenants in Section 3 are true and accurate (and any inaccuracy in such representations and warranties shall not impose any greater obligation on the Barbados Subsidiary under this clause);

(iv)
the Barbados Subsidiary will notify GMP promptly of any notice by any judicial or regulatory authority requesting information, a meeting or a hearing related to the Barbados Subsidiary or the Transaction or any other event or state of affairs that may be relevant to GMP or the Purchaser;

(v)
the Barbados Subsidiary shall forthwith notify GMP of any breach of any covenant of this Agreement, or upon it becoming aware that any representation or warranty of the Barbados Subsidiary contained in this Agreement is, has or will become untrue or inaccurate in any material respect or of any event or development affecting Banro or the Barbados Subsidiary that might make it inadvisable for the Purchaser to purchase the Purchased Shares; and

(vi)
the Barbados Subsidiary shall promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as GMP may reasonably require from time to time for the purpose of giving effect to this Agreement.

7.	INDEMNIFICATION

(a)
Banro (for purposes of this Section 7, the “Indemnitor”) agrees to indemnify and hold harmless GMP and its affiliates, and each of its respective directors, officers, employees and agents (collectively, the “Indemnified Parties” and each, an

“Indemnified Party”), to the full extent lawful, from and against all expenses, losses, damages and liabilities of any nature (including the reasonable fees and expenses of their respective counsel and other expenses, but not including any amount for consequential losses or lost profits) (collectively, “Losses”) that are incurred in investigating, defending and/or settling any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party (collectively, the “Claims”) or to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims arise out of or are based upon, directly or indirectly, the Transaction together with any Losses that are incurred in enforcing this indemnity. This indemnity shall cease to be available to an Indemnified Party in respect of Losses if and to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable determines that such Losses resulted solely from the gross negligence, fraud or willful misconduct of, or material breach of this Agreement by, such Indemnified Party.

(b)
If for any reason (other than a determination as to any of the events referred to above) this indemnity is unavailable to an Indemnified Party or is insufficient to hold an Indemnified Party harmless in respect of any Claim, the Indemnitor shall contribute to the Losses paid or payable by such Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Indemnified Party on the other hand but also the relative fault of the Indemnitor and the Indemnified Party as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the Losses paid or payable by an Indemnified Party as a result of such Claim, the amount (if any) equal to (i) such amount paid or payable, minus (ii) the amount of the fees received by GMP, if any, pursuant to the Transaction.

(c)
The Indemnitor agrees that in case any legal proceeding shall be brought against, or an investigation is commenced in respect of, the Indemnitor and/or an Indemnified Party and an Indemnified Party or its personnel are required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with or by reason of the Transaction, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party for time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and out-of-pocket expenses incurred by the Personnel in connection therewith) shall be paid by the Indemnitor as they occur.

(d)
GMP will notify the Indemnitor promptly in writing after receiving notice of an action, suit, proceeding or claim against GMP or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, stating the particulars thereof, will provide copies of all relevant documentation to the Indemnitor and, unless the Indemnitor assumes the defence thereof, will keep the Indemnitor advised of the progress thereof and will discuss all significant actions proposed. The omission to so notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to an Indemnified Party except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of, or results in the forfeiture of material and substantive rights in relation to, such action, suit, proceeding, claim or investigation or otherwise results in any material increase in the liability under this indemnity which the Indemnitor would otherwise have incurred had GMP not so delayed in giving, or failed to give, the notice required hereunder.

(e)
The Indemnitor shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence of any Claim, provided such defence is conducted by experienced and competent counsel. Upon the Indemnitor notifying GMP in writing of its election to assume the defence and retaining counsel, the Indemnitor shall not be liable to an Indemnified Party for any legal expenses subsequently incurred by it in connection with such defence. If such defence is assumed by the Indemnitor, the Indemnitor throughout the course thereof will provide copies of all relevant documentation to GMP, will keep GMP advised of the progress thereof and will discuss with GMP all significant actions proposed.

(f)
Notwithstanding the foregoing paragraph, any Indemnified Party shall have the right, at the Indemnitor’s expense, to separately retain counsel of such Indemnified Party’s choice, in respect of the defence of any Claim if: (i) the employment of such counsel has been authorized by the Indemnitor; or (ii) the Indemnitor has not assumed the defence and employed counsel therefor promptly after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Indemnitor or the Indemnified Party has advised the Indemnified Party in writing that representation of both parties by the same counsel would be inappropriate for any reason, including for the reason that there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnitor (in which event and to that extent, the Indemnitor shall not have the right to assume or direct the defence on such Indemnified Party’s behalf) or that there is a conflict of interest between the Indemnitor and the Indemnified Party or the subject matter of the Claim may not fall within the indemnity set forth herein (in any of which events the Indemnitor shall not have the right to assume or direct the defence on such Indemnified Party’s behalf), provided that the Indemnitor shall not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all of the Indemnified Parties. No admission of liability and no settlement of any Claim shall be made by the Indemnitor without the prior written consent of the Indemnified Parties affected (which consent may not be unreasonably withheld) unless such settlement includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by any Indemnified Party.

(g)
The Indemnitor hereby acknowledges that GMP acts as trustee for the other Indemnified Parties of the Indemnitor’s covenants under this indemnity and GMP agrees to accept such trust and to hold and enforce such covenants on behalf of such persons. The indemnity and contribution obligations of the Indemnitor hereunder shall be in addition to any liability which the Indemnitor may otherwise have (including under the Transaction), shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, permitted assigns, heirs and personal representatives of the Indemnitor, GMP and any other Indemnified Party. The foregoing provisions shall survive any termination of this Agreement.

8.	TERMINATION

(a)
In addition to any other remedies which may be available to GMP, GMP shall be entitled, at its option, to terminate and cancel, without any liability, its obligations under this Agreement, by giving written notice to Banro at any time at or prior to the Closing Time on the Closing Date if at any time prior to the Closing of the Transaction:

(i)
there shall have occurred in the opinion of GMP acting reasonably and in good faith (A) any adverse material change in relation to Banro or the Barbados Subsidiary or a development that could result in an adverse material change in relation to Banro or the Barbados Subsidiary that would reasonably be expected to adversely affect the completion of the Transaction or (B) any event or development that would make it inadvisable for the Purchaser to purchase the Purchased Shares;

(ii)
there shall have occurred any change in applicable Securities Laws, or any inquiry, investigation or other proceeding is announced, instituted or threatened or any order is made or issued under or pursuant to any statute of any jurisdiction in Canada, the United States or Barbados or regulatory authority in relation to Banro or the Barbados Subsidiary or any of their securities, which, in the opinion of GMP, acting reasonably and in good faith, prevents or restricts the completion of the Transaction or adversely affects or might reasonably be expected to adversely affect the completion of the Transaction;

(iii)
if there should develop, occur or come into effect or existence any unforeseen event, action, state, condition or major financial occurrence of national or international consequence including any act of terrorism, war or like event or any Law or regulation, which, in the opinion of GMP, acting reasonably and in good faith, might reasonably be expected to affect the completion of the Transaction;

(iv)
without in any way limiting any of the foregoing, if at any time, Banro or any of its Subsidiaries receives any notice (whether written or oral) from the Ministry of Mines in the DRC or any other Governmental Authority of the DRC (the “DRC State”), whether pursuant to any ongoing or proposed title review proceedings with the DRC State or otherwise, which in the opinion of GMP, withdraws or purports to withdraw any benefits currently held by Banro pursuant to its mining convention with the DRC State (including with regard to exemptions granted to Banro under the taxation laws, import and export laws and royalty laws under the terms of such convention);

(v)	the Closing has not occurred on or before May 3, 2013;

(vi)	the Share Purchase Agreement or the Contemporaneous Offering Agency Agreement is terminated; or

(vii)	GMP is not satisfied, acting reasonably and in good faith, with the results of its due diligence investigation of Banro, the Barbados Subsidiary or the Subsidiaries.

(b)
Each of Banro and the Barbados Subsidiary agrees that all material terms and conditions of this Agreement shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its commercially reasonable best efforts to cause such conditions to be complied with, and that any breach or failure by Banro or the Barbados Subsidiary to comply with any such conditions shall entitle GMP to terminate its obligations under this Agreement by notice to that effect given to Banro and the Barbados Subsidiary at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. GMP may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon GMP only if such waiver or extension is in writing and signed by GMP.

(c)
GMP shall make reasonable best efforts to give notice to Banro and the Barbados Subsidiary (in writing or by other means) of the occurrence of any of the events referred to in paragraphs (a) or (b) of this Section 8, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of GMP to exercise this right at any time prior to or at the Closing Time.

(d)	If the obligations of GMP are terminated under this Agreement pursuant to this Section 8, Banro’s liabilities to GMP shall be limited to those provided for in Section 7 and Section 12.

9.	CLOSING

The purchase and sale of the Purchased Shares and the issuance of the Broker Warrants (“Closing”) shall be completed at the Closing Time at the Toronto offices of Norton Rose Canada LLP, at 200 Bay Street, Suite 3800, Royal Bank Plaza, South Tower, Toronto,

Ontario M5J 2Z4, or at such other place as Banro, the Barbados Subsidiary and GMP may agree upon.

At the Closing Time, Banro shall comply with its obligations under the Share Purchase Agreement and shall further deliver to GMP:

(i)	one or more Broker Warrant Certificates representing all of the Broker Warrants registered in such name or names as requested by GMP in writing at least one Business Day prior to the Closing Date; and

(ii)	the documents contemplated in Section 11 and any further documents as may reasonably be requested by GMP.

10.	GMP’S FEE AND BROKER WARRANTS

10.1                      In consideration for services to be rendered by GMP in connection with the sale of the Purchased Shares hereunder, Banro agrees to pay GMP a cash commission equal to 2.0% of the gross proceeds of the sale of the Purchased Shares (“GMP’s Fee”) and issue 735,000 common share broker warrants of Banro (the “Broker Warrants”) to GMP at the Closing Time.  Banro agrees that GMP may withhold GMP’s Fee and all fees and expenses of GMP contemplated by Section 12 from the aggregate subscription price for the Purchased Shares payable to Banro by GMP pursuant to Section 9.

10.2                      The Broker Warrants shall be exercisable at any time following Closing until 5:00 p.m. (Toronto time) on February 24, 2015.  One Broker Warrant will entitle the holder, on exercise, to purchase one Broker Warrant Share at a price of C$3.25 per Broker Warrant Share.  The terms governing the Broker Warrants will include, among other things, provisions for the appropriate adjustment in the class, number and price of the Broker Warrant Shares upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the shares, the payment of stock dividends or the amalgamation of Banro.

10.3                      GMP acknowledges that none of the Broker Warrants or the Broker Warrant Shares have been registered under the U.S. Securities Act or the securities laws of any state of the United States.  In connection with the issuance of the Broker Warrants and the Broker Warrant Shares, GMP represents, warrants and covenants to Banro that (i) it is acquiring the Broker Warrants and the Broker Warrant Shares as principal for its own account and not for the benefit of any other person; (ii) it is not a U.S. Person and is not acquiring the Broker Warrants or the Broker Warrant Shares in the United States, or on behalf of a U.S. Person or a person located in the United States; and (iii) this Agreement was executed and delivered outside the United States. GMP acknowledges and agrees that the Broker Warrants may not be exercised in the United States or by or on behalf or for the benefit of a U.S. Person or a person in the United States, unless such exercise is not subject to registration under the U.S. Securities Act or the securities laws of any state of the United States. GMP agrees that it will not engage in any Directed Selling Efforts with respect to any Broker Warrants or Broker Warrant Shares, and will not offer or sell any of the Broker Warrants or Broker Warrant Shares in the United States unless in compliance with an exemption or an exclusion from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

10.4                      GMP represents and warrants to Banro that it is an “accredited investor” as defined in National Instrument 45-106 – Prospectus and Registration Exemptions under paragraph (d) of the definition of “accredited investor” and is not a person created or used solely to purchase or hold securities as an “accredited investor” as defined in paragraph (m) of the definition of “accredited investor”.

11.	CONDITIONS

In addition to the deliveries contemplated by Section 9, the obligation of GMP to perform all of its obligations hereunder shall be conditional upon the following conditions being fulfilled, complied with or completed to the satisfaction of GMP:

(a)
Purchased Shares, Broker Warrants and Broker Warrant Shares.  The Purchased Series B Shares and the Purchased Barbados Preferred Shares shall have been duly and validly issued by Banro and the Barbados Subsidiary, respectively, and the Broker Warrants shall have been duly and validly issued by Banro, and Banro shall have taken all actions required to authorize the issuance of the Broker Warrant Shares upon exercise of the Broker Warrants.

(b)
TSX Approval. Banro will have obtained TSX conditional approval for the Transaction, including the issuance of Series A Shares upon the exchange of the Barbados Preferred Shares (together with a corresponding number of Series B Shares), subject only to compliance with the customary conditions of the TSX, excluding for greater certainty, any shareholder approval.

(c)
Listing of Series A Shares. Banro will have obtained, from a Canadian stock exchange, conditional approval for the listing of the Series A Shares, including the Series A Shares issuable on the exchange of the Barbados Preferred Shares (together with a corresponding number of Series B Shares), subject only to compliance with customary conditions of such exchange, excluding for greater certainty, any shareholder approval.

(d)	Certificates of Officers of Banro. Banro delivering at the Closing Time a certificate signed by two directors or senior officers of Banro, with respect to:

(i)	the constating documents of Banro;

(ii)	the resolutions of the directors relevant to the Transaction; and

(iii)	the incumbency and signatures of signing officers;

in a form and substance acceptable in all reasonable respects to GMP’s Counsel.

(e)
Certificates of Officers of the Barbados Subsidiary. The Barbados Subsidiary delivering at the Closing Time a certificate signed by two directors or senior officers of the Barbados Subsidiary, with respect to:

(i)	the constating documents of the Barbados Subsidiary;

(ii)	the resolutions of the directors relevant to the Transaction; and

(iii)	the incumbency and signatures of signing officers;

in a form and substance acceptable in all reasonable respects to GMP’s Counsel.

(f)
Certificates of Status. Banro delivering at the Closing Time certificates of status or the equivalent for each of Banro, the Barbados Subsidiary and each Material Subsidiary, each dated within two (2) days of the Closing Date.

(g)
Bringdown Certificate of Officers of Banro. Banro delivering at the Closing Time a certificate signed on behalf of Banro by the Chief Executive Officer of Banro and the Chief Financial Officer of Banro, addressed to GMP and dated the Closing Date, in a form satisfactory to GMP’s Counsel, acting reasonably, certifying for and on behalf of Banro, and not in their personal capacities, that:

(i)
Banro has complied in all material respects with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time on the Closing Date;

(ii)
no order, ruling or determination (including any stop order) having the effect of ceasing or suspending trading in any securities of Banro or otherwise preventing the completion of the Transaction, including the issuance of the Series A Shares upon exchange of the Barbados Preferred Shares (together with a corresponding number of Series B Shares) and the issuance of the Broker Securities and/or any of Banro’s issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened by any securities regulatory authority or stock exchange in Canada or the United States;

(iii)	Banro is a “reporting issuer” (or its equivalent) under the applicable Canadian Securities Laws, not in default of such Securities Laws in any material respect;

(iv)
no material change (as defined in the Securities Act (Ontario)) relating to Banro, and the Subsidiaries, on a consolidated basis, has occurred since the date hereof with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality;

(v)
since the date of the most recent Financial Statements, there has been no material adverse change in the condition (financial or otherwise), prospects, earnings, business or properties of Banro and its Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business; and

(vi)
all of the representations and warranties made by Banro in this Agreement and in the Share Purchase Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time.

(h)
Bringdown Certificate of Officers of the Barbados Subsidiary. The Barbados Subsidiary delivering at the Closing Time a certificate signed on behalf of the Barbados Subsidiary by the President of the Barbados Subsidiary and the Secretary of the Barbados Subsidiary, addressed to GMP and dated the Closing Date, in a form satisfactory to GMP’s Counsel, acting reasonably, certifying for and on behalf of the Barbados Subsidiary, and not in their personal capacities, that:

(i)
all of the representations and warranties made by the Barbados Subsidiary in the Share Purchase Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time.

(i)
Adverse Proceedings. At the Closing Time, no order, ruling or determination having the effect of ceasing or suspending trading in any securities of Banro or prohibiting the issue and sale of the Purchased Shares or issuance of the Broker Securities and/or any of Banro’s or the Barbados Subsidiary’s issued securities and no proceeding for such purpose being pending or, to the knowledge of Banro, threatened by any securities regulatory authority or stock exchange in Canada or the United States. At the Closing Time, no order or ruling or determination having the effect of prohibiting the issue of the Barbados Preferred Shares and no proceeding for such purpose being pending or, to the knowledge of the Barbados Subsidiary, threatened by any person in Barbados;

(j)
Auditor Comfort Letter.  Banro having caused its auditors to deliver to GMP a comfort letter or comfort letters as set out in Section 4.3, dated the Closing Date, in form and substance satisfactory to GMP.

(k)
Opinion of Canadian Counsel to Banro. GMP receiving at the Closing Time, favourable legal opinions of Norton Rose Canada LLP, Canadian counsel to Banro and local counsel acceptable to counsel to Banro and counsel to GMP, acting reasonably (who may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditors or transfer agent of Banro), to the effect set forth below and to such further effect as counsel to GMP may reasonably request:

(i)	Banro having been continued and existing under the laws of Canada and has not been dissolved;

(ii)	Banro having all necessary corporate capacity and power to own, lease and operate its properties and assets and to conduct its business at and in the places where such properties and assets are now owned, leased or operated or such business is now conducted;

(iii)
the authorized share capital of Banro consisting of an unlimited number of common shares and an unlimited number of preference shares issuable in series and the number of issued and outstanding Series A Shares, Series B Shares and common shares of Banro;

(iv)
all necessary corporate action having been taken by Banro to authorize the execution and delivery of and performance of its respective obligations under each of the Transaction Documents and the Contemporaneous Offering Agency Agreement;

(v)
Banro has full corporate power and authority to enter into the Transaction Documents and to perform its obligations set out herein and therein, and that the Transaction Documents have been duly authorized, executed and delivered by Banro and constitute legal, valid and binding obligations of Banro enforceable against Banro in accordance with their terms subject to usual exceptions including Laws relating to creditors’ rights generally and except that rights to indemnity and contribution may be limited or unavailable under applicable Law;

(vi)
Banro has full corporate power and authority to enter into the Contemporaneous Offering Agency Agreement and to perform its obligations set out therein, and that the Contemporaneous Offering Agency Agreement has been duly authorized, executed and delivered by Banro and constitutes a legal, valid and binding obligation of Banro enforceable against Banro in accordance with its terms subject to usual exceptions including Laws relating to creditors’ rights generally and except that rights to indemnity and contribution may be limited or unavailable under applicable Law;

(vii)
the execution and delivery of the Transaction Documents and the fulfillment of the terms hereof and thereof by Banro, and the performance of and compliance with the terms of the Transaction Documents by Banro does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, applicable Laws or any term or provision of the articles or by-laws of Banro and the Subsidiaries or, of which counsel is aware, resolutions of the directors or shareholders of Banro and the Subsidiaries, any material mortgage, note, indenture, contract, agreement, instrument, lease or other document to which Banro or the Subsidiaries is a party or by which it is bound on the Closing Date, of which such counsel is aware, or any judgment, decree or order applicable to Banro and the Subsidiaries of which counsel is aware, which might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of Banro or the assets of Banro;

(viii)
the execution and delivery of the Contemporaneous Offering Agency Agreement and the fulfillment of the terms thereof by Banro, and the performance of and compliance with the terms of the Contemporaneous Offering Agency Agreement by Banro does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, applicable Laws or any term or provision of the articles or by-laws of Banro and the Subsidiaries or, of which counsel is aware, resolutions of the directors or shareholders of Banro and the Subsidiaries, any material mortgage, note, indenture, contract, agreement, instrument, lease or other document to which Banro or the Subsidiaries is a party or by which it is bound on the closing date of the Contemporaneous Offering, of which such counsel is aware, or any judgment, decree or order applicable to Banro and the Subsidiaries of which counsel is aware, which might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of Banro or the assets of Banro;

(ix)
no consent, license, approval, acknowledgment, order or exemption from, registration or filing with, or notice to any government department or agency or other regulatory body or authority under the laws of the Province of Ontario (other than those which have been obtained, made or given) is required to permit Banro to execute and deliver the Transaction Documents or to perform its obligations under the Transaction Documents;

(x)
no consent, license, approval, acknowledgment, order or exemption from, registration or filing with, or notice to any government department or agency or other regulatory body or authority under the laws of the Province of Ontario (other than those which have been obtained, made or given) is required to permit Banro to execute and deliver the Contemporaneous Offering Agency Agreement or to perform its obligations thereunder;

(xi)
the form and terms of the definitive certificate representing the Series B Shares and the Broker Warrants have been approved and adopted by the directors of Banro and, with respect to the certificates representing the Broker Warrant Shares, are in due and proper form under the Laws governing Banro and are in compliance with the requirements of the TSX;

(xii)	the Purchased Series B Shares and Broker Warrants have been validly issued by Banro at Closing as fully paid and non-assessable securities of Banro;

(xiii)
the Series A Shares have been reserved for issuance on the exchange of the Barbados Preferred Shares (together with a corresponding number of Series B Shares) and will be, when issued and delivered pursuant to the terms of the Exchange and Support Agreement, validly issued and outstanding as fully paid and non-assessable preferred shares in the capital of Banro, and the Broker Warrant Shares (upon receipt by Banro of the consideration for the Broker Warrant Shares) will be validly issued and outstanding as fully paid and non-assessable common shares in the capital of Banro;

(xiv)
all necessary corporate action has been taken by Banro to authorize the Transaction and the issuance of the Series B Shares, the Broker Securities and the Series A Shares issuable on the exchange of the Barbados Preferred Shares (together with a corresponding number of Series B Shares);

(xv)
the offer, sale, issuance and delivery of the Purchased Series B Shares, the grant of the right to exchange the Barbados Preferred Shares (together with the corresponding number of Series B Shares) for Series A Shares pursuant to the Exchange and Support Agreement and the offer, issuance and delivery of the Broker Warrants is exempt, either by Law or order, from the prospectus requirements of Canadian Securities Laws and no prospectus will be required and no other document must be filed, proceeding taken or approval, permit, consent, authorization or authority obtained under Canadian Securities Laws to permit such offer, sale, issuance and delivery of the Purchased Shares or Broker Warrants, or the issuance of the Series A Shares upon exchange of the Barbados Preferred Shares (together with a corresponding number of Series B Shares) pursuant to the Exchange and Support Agreement, except for the filing by Banro, within the prescribed time periods, of the required reports of such sale and the payment by Banro of applicable fees relating thereto;

(xvi)	the TSX and the NYSE have conditionally approved the listing of the Broker Warrant Shares, subject to the requirements contained in the TSX’s and the NYSE’s respective conditional approval letters;

(xvii)
Banro being a “reporting issuer” (or its equivalent) not on the list of defaulting issuers maintained by the Canadian Jurisdictions (except for the Province of Québec where it is not a reporting issuer);

(xviii)	Equity Financial Trust Company, at its principal office in the City of Toronto, Ontario having been appointed as transfer agent and registrar for the common shares of Banro; and

(xix)	such other matters as may be reasonably requested by GMP or it’s counsel no less than 24 hours prior to the Closing Time;

acceptable in all reasonable respects to GMP’s Counsel.

(l)
Opinion of Barbados Counsel to the Barbados Subsidiary. GMP receiving at the Closing Time, favourable legal opinions of Clarke Gittens Farmer, Barbados counsel to the Barbados Subsidiary (who may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditors or transfer agent of the Barbados Subsidiary), to the effect set forth below and to such further effect as counsel to GMP may reasonably request:

(i)	the Barbados Subsidiary having been incorporated and existing under the laws of Barbados and has not been dissolved;

(ii)
the authorized share capital of the Barbados Subsidiary consisting of an unlimited number of common shares without nominal or par value and an unlimited number of Barbados Preferred Shares without nominal or par value, and the number of issued and outstanding common shares and Barbados Preferred Shares as at the Closing Time;

(iii)
all necessary corporate action having been taken by the Barbados Subsidiary to authorize the execution and delivery of and performance of its respective obligations under each of the Transaction Documents;

(iv)
the Barbados Subsidiary has full corporate power and authority to enter into the Share Purchase Agreement and to perform its obligations set out herein and therein, and that the Share Purchase Agreement has been duly authorized, executed and delivered by the Barbados Subsidiary and constitutes legal, valid and binding obligations of the Barbados Subsidiary enforceable against the Barbados Subsidiary in accordance with its terms subject to usual exceptions including Laws relating to creditors’ rights generally and except that rights to indemnity and contribution may be limited or unavailable under applicable Law;

(v)
the execution and delivery of the Transaction Documents and the fulfillment of the terms hereof and thereof by the Barbados Subsidiary, and the performance of and compliance with the terms of the Transaction Documents by the Barbados Subsidiary does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, applicable Laws or any term or provision of the articles or by-laws of the Barbados Subsidiary or, of which counsel is aware, resolutions of the directors or shareholders of the Barbados Subsidiary;

(vi)
the execution and delivery of this Agreement and the fulfillment of the terms hereof and thereof by the Barbados Subsidiary, and the performance of and compliance with the terms of this Agreement by the Barbados

Subsidiary does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under any material mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Barbados Subsidiary is a party or by which it is bound on the Closing Date, of which such counsel is aware, or any judgment, decree or order applicable to the Barbados Subsidiary of which counsel is aware, which material mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Barbados Subsidiary is a party or by which it is bound at might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Barbados Subsidiary or the assets of the Barbados Subsidiary;

(vii)	the form and terms of the definitive certificate representing the Barbados Preferred Shares have been approved and adopted by the directors of the Barbados Subsidiary;

(viii)
the Barbados Preferred Shares have been issued and delivered in accordance with the terms of the Transaction Documents and are validly issued by the Barbados Subsidiary as fully paid and non-assessable preferred shares of the Barbados Subsidiary;

(ix)
there are no restrictions imposed on the transfer of the Barbados Preferred Shares by the articles or by-laws of the Barbados Subsidiary and no amendments may be made to the articles or by-laws of the Barbados Subsidiary without approval of the holders of the Barbados Preferred Shares;

(x)	all necessary corporate action has been taken by the Barbados Subsidiary to authorize the Transaction and the issuance of the Barbados Preferred Shares; and

(xi)	such other matters as may be reasonably requested by GMP or it’s counsel no less than 24 hours prior to the Closing Time;

acceptable in all reasonable respects to GMP’s Counsel.

(m)
DRC Opinions. GMP receiving at the Closing Time corporate and title opinions from counsel in the DRC respecting ownership of Banro’s Subsidiaries listed in Schedule “A” and the mineral titles respecting the Material Properties held by them, in form and substance satisfactory to GMP’s Counsel addressed to GMP and its counsel.

(n)
Gross Proceeds. Banro shall have received an aggregate gross proceeds of US$2,900,000 from the sale of the Series A Shares and C$67,700,000 from the sale of common shares of Banro pursuant to the Contemporaneous Offering.

(o)
Certificate of the Registrar. Banro having delivered to GMP a certificate of the transfer agent and registrar of Banro which (i) certifies the number of common shares of Banro issued and outstanding as at the close of business on the date prior to the Closing Date, and (ii) confirms its appointment as the registrar and transfer agent for the common shares of Banro.

(p)
Articles. The Articles of the Banro shall have been amended to give effect to the Series A Shares and Series B Shares in form and substance satisfactory to Purchaser’s counsel and the articles of the Barbados Subsidiary shall have been amended in form and substance satisfactory to Purchaser’s counsel.

(q)	Exchange and Support Agreement. Execution and delivery of the Exchange and Support Agreement in form and substance satisfactory to the Purchaser.

(r)	Compliance with Obligations. Banro having complied with all of its covenants and obligations under this Agreement required to be satisfied at or prior to the Closing Time.

(s)
Due Diligence. The due diligence conducted by GMP shall not have revealed any adverse material change or adverse material fact in respect of Banro not generally known to the public which should have been previously disclosed, and GMP, in its sole discretion, being satisfied with the results of its due diligence investigation of Banro and the Barbados Subsidiary prior to the Closing Time.

(t)	No Termination. GMP not having exercised any rights of termination set forth in Section 8.

(u)
Other Documentation. GMP receiving at the Closing Time such further certificates, opinions of counsel and other documentation from Banro and the Barbados Subsidiary as may be contemplated herein or as GMP or GMP’s Counsel may reasonably require, provided, however, that GMP or GMP’s Counsel shall request any such certificate, opinion or document within a reasonable period prior to the Closing Time that is sufficient for Banro or the Barbados Subsidiary to obtain and deliver such certificate or document, and in any event, at least 24 hours prior to the Closing Time and provided further that any such further certificates, opinions or other documentation requested by GMP are customary for financings of the nature contemplated hereby taking into account the nature of the business conducted by Banro, the Barbados Subsidiary and the Subsidiaries.

All terms and conditions set out herein shall be construed as conditions, and any breach or failure by Banro or the Barbados Subsidiary, as applicable, to comply with any such conditions in favour of GMP shall entitle GMP to terminate its obligations under this Agreement without prejudice to any other remedies that it may have. Banro shall use its reasonable best efforts to cause all conditions in this Agreement to be satisfied. It is understood that GMP may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to its rights in respect of any subsequent breach or non-compliance, provided that to be binding on GMP, any such waiver or extension must be in writing.

12.	FEES AND EXPENSES

Whether or not the transactions provided for herein are completed, Banro shall pay all costs, fees and expenses of or incidental to the performance of its obligations under this Agreement including, without limitation, all costs and expenses related to the Transaction, whether or not it is completed, including all fees, disbursements and taxes of its legal counsel, fees, disbursements and taxes of its accountants and auditors, third party advisors, registrar and transfer agent, and GMP’s reasonable out-of-pocket expenses. GMP’s out-of-pocket expenses include technical and reasonable travel and other expenses in connection with due diligence meetings, as well as the fees, disbursements and taxes of GMP’s Counsel and legal advisors (including U.S. counsel, DRC counsel, Barbados counsel and other local counsel) in any of the jurisdictions to be rendered to the closing of the Transaction. At the Closing Time, Banro shall assume and pay the reasonable fees of GMP’s Counsel and GMP’s other legal advisors (including U.S. counsel, DRC counsel, Barbados Counsel and other local counsel, if any) in accordance with the terms of the Contemporaneous Offering Agency Agreement.

13.	NOTICES

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by facsimile delivered or facsimile to such other party as follows:

(a)	to Banro at:

Banro Corporation
1 First Canadian Place
100 King Street West, Suite 7070
P.O. Box 419
Toronto, Ontario M5X 1E3

Attention:          Donat Madilo
Facsimile No.: (416) 366-7722

with a copy to (which shall not constitute notice):

Norton Rose Canada LLP
Royal Bank Plaza, South Tower
200 Bay Street, Suite 3800
P.O. Box 84
Toronto, Ontario  M5J 2Z4

Attention:          Richard Lachcik
Facsimile No.: (416) 360-8277

(b)	to GMP at:

GMP Securities L.P.
145 King Street West, Suite 300
Toronto, Ontario M5H 1J8

Attention:          Ross Prokopy
Facsimile No.: (416) 943-6160

with a copy to (which shall not constitute notice):

Blake, Cassels & Graydon LLP
199 Bay Street
Suite 4000, Commerce Court West
Toronto, Ontario M5L 1A9

Attention:          Tim Andison
Facsimile No.: (416) 863-2653

or at such other address or facsimile number as may be given by any of them to the other in writing from time to time and such notices or other communications shall be deemed to have been received when delivered or, if by facsimile, on the next Business Day after such notice or other communication has been transmitted (with receipt confirmed).

14.	PRESS RELEASE

All publicity in connection with the Transaction shall be jointly managed by GMP and Banro. In addition to the foregoing, Banro agrees, if so requested by GMP, to include a reference to GMP and its role in any press release or other public communication which may be issued by Banro with respect to the Transaction, and Banro agrees to provide GMP with a copy of any such press release or other public communication in a timely manner in order for GMP to have a reasonable advance opportunity to comment thereon and Banro shall give reasonable consideration to any comments made by GMP. Banro and GMP each agree that they will not make or publish any advertisement in any media whatsoever relating to or otherwise publicize the Transaction so as to result in any exemption from the prospectus requirements under Canadian Securities Laws or U.K. Securities Laws and from the registration requirements of applicable Securities Laws in the United States being unavailable in respect of the sale of the Purchased Shares to the Purchaser. Furthermore, Banro agrees that it will not issue any press releases relating to or referring to the Transaction without the prior written consent of GMP, acting reasonably and in a timely manner, except as may be required by Law or the requirements of any securities regulatory authority, and Banro and GMP agree that (i) all press releases shall contain such legends and other cautionary language as is advised by U.S. counsel to either of them to be necessary in order to comply with Securities Laws in the United States, and (ii) no press release shall be issued in or into the United States, or any other jurisdiction, or otherwise in a manner that would constitute (x) Directed Selling Efforts, a “general solicitation” or “general advertising” (as those terms are used in Regulation D), or (y) a “distribution” or “offer to sell” (as those terms are defined in the Securities Act, Cap.318A of the laws of Barbados (the “Barbados Securities Act”), or in any manner that would constitute a public offering within the meaning of Section 4(a)(2) of the U.S Securities Act or the Barbados Securities Act.

15.	MISCELLANEOUS

15.1                      Banro and GMP agree that in lieu of the Exchange and Support Agreement, one or more other agreements will be entered into between Banro and the Purchaser to address the same subject matter as the Exchange and Support Agreement.

15.2                      This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The courts of the Province of Ontario shall have non-exclusive jurisdiction over any dispute under this Agreement.

15.3                      GMP may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, covenant, term or condition, including condition precedent, or extend the time for compliance therewith, without prejudice to any of its rights in respect of any other representation, warranty, covenant, term or condition, including condition precedent, or any other breach of, default under or non-compliance with any representation, warranty, covenant, term or condition, including condition precedent, provided that any such waiver or extension shall be binding on GMP if the same is in writing and signed by GMP.

15.4                      Banro agrees to cause the management of Banro and the Barbados Subsidiary to make themselves available to provide such assistance in connection with the Transaction as GMP may reasonably request.

15.5                      This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by any party without the prior written consent of the other parties hereto.

15.6                      Banro hereby acknowledges that (a) the purchase and sale of the Purchased Shares is an arm’s-length commercial transaction, (b) GMP is acting as principal and not as an agent or fiduciary of Banro or the Barbados Subsidiary, and (c) GMP is acting as independent contractor and not acting in any other capacity. Furthermore, Banro agrees that it is solely responsible for making its own judgments in connection with the Transaction (irrespective of whether GMP has advised or is currently advising Banro on related or other matters). Banro agrees that it will not claim that GMP owes an agency, fiduciary or similar duty to Banro or the Barbados Subsidiary, in connection with the Transaction.

15.7                      This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and all counterparts together shall constitute one and the same instrument.

15.8                      If any provision of this Agreement is determined to be void or unenforceable in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

15.9                      The Agreement may be executed by the parties and transmitted by facsimile or electronically in Portable Document Format (PDF) and, if so executed and transmitted, this Agreement will for all purposes be as effective as if the parties had delivered an executed original Agreement.

[Signatures on following page]

If the foregoing is in accordance with your understanding of the terms of the Transaction we are to enter into, please confirm your acceptance by signing this letter in the place indicated below, in which event this letter shall constitute a binding agreement between Banro and GMP.

Yours truly,

GMP SECURITIES L.P.
By:
Name:
Title: Before Me: Notary Public

The foregoing is hereby confirmed and accepted on the terms set forth above.

Dated the 12th day of April, 2013.

BANRO CORPORATION
By:
Name: Donat K. Madilo
Title: Chief Financial Officer Before Me: Notary Public

A-1

SCHEDULE “A”

OTHER SUBSIDIARIES

Name of Company	Shareholders	Number of Shares
Banro American Resources Inc.	1	All (directly or indirectly)

MATERIAL SUBSIDIARIES

Name of Company	Shareholders	Number of Shares
KAMITUGA MINING SARL	Banro Corp. Arnold T. Kondrat Donald Madilo Richard Lachcik Geoffrey Farr Carmen Stone-Kondrat Lambert S. Djunga	999,994 1 1 1 1 l 1
LUGUSHWA MINING SARL	Banro Corp. Arnold T. Kondrat Donald Madilo Richard Lachcik Geoffrey Farr Carmen Stone-Kondrat Lambert S. Djunga	999,994 1 1 1 1 1 1
NAMOYA MINING SARL	Banro Corp. Arnold T. Kondrat Donald Madilo Richard Lachcik Geoffrey Farr Carmen Stone-Kondrat Lambert S. Djunga	999,994 1 1 1 1 1 1
TWANGIZA MINING SARL	Banro Corp. Arnold T. Kondrat Donald Madilo Richard Lachcik Geoffrey Farr Carmen Stone-Kondrat Lambert S. Djunga	999,994 1 l 1 1 1 1
BANRO CONGO MINING SARL	Banro Corp. Arnold T. Kondrat Donald Madilo Richard Lachcik Geoffrey Farr Carmen Stone-Kondrat Lambert S. Djunga	999,994 1 1 1 1 1 1

B-1

SCHEDULE “B”

MATERIAL PROPERTIES

Name of Company	Exploitation Certificate Number	Exploitation Permit Number	Mineral Substances	Number of Squares	Expiry Date
KAMITUGA MINING SARL	CAMI/CE/1011/2004 CAMI/CE/924/2004 CAMI/CE/926/2004	36 37 39	Gold “ “	115 356 286	Sept 18, 2016 “ “
LUGUSHWA MINING SARL	CAMI/CE/925/2004 CAMI/CE/933/2004 CAMI/CE/922/2004	38 238 2601	“ “ “	369 344	“ Nov 07, 2022 Sept 15, 2016
NAMOYA MINING SARL	CAMI/CE/923/2004	18	C4	203	July 04, 2016
TWANGIZA MINING SARL	CAMI/CE/927/2004 CAMI/CE/928/2004 CAMI/CE/929/2004 CAMI/CE/930/2004 CAMI/CE/931/2004 CAMI/CE/932/2004	40 41 42 43 44 68	C4 CC “ 44 CC	171 251 271	Sept 18, 2016 “ “ “ “ Jan 03, 2017
BANRO CONGO MINING SARL
  CAMI/CR/2883/2007
  CAMI/CR/2884/2007
  CAMI/CR/2885/2007
  CAMI/CR/2886/2007
  CAMI/CR/2887/2007
  CAM I/CR/2888/2007
  CAMI/CR/2889/2007
  CAMI/CR/2890/2007
  CAMI/CR/2891/2007
  CAM I/CR/2892/2007
  CAMI/CRJ2893/2007
  CAMI/CR/2894/2007
  CAMI/CR/2907/2007

  CAMI/CR/2908/2007
		1548 1551 1552 1557 1570 1571 1572 1573 1574 1 575 1576 1 577 3874 3883	Gold 44 LC CL CC CC CL CC C4 LC L4 44 Au, Sn, Cu. plat, silver, Wolframite, Co “	195 121 241 341 247 221 471 395	04/2/12 “ “ “ “ “ “ “ “ “ “ 02/2/20 “

SCHEDULE “C”

Indicative Term Sheet

Banro Corporation will issue 1,200,000 Preferred Shares, Series B (the “Series B Shares”) to BlackRock World Mining Trust plc (“BlackRock”), and Banro Group (Barbados) Limited (the “Company”) will issue 1,200,000 Preferred Shares (the “Barbados Preferred Shares”) to BlackRock.  The issue price of one Series B Share and one Barbados Preferred Share shall be US$25 in aggregate.  Banro will reimburse BlackRock’s out of pocket fees and expenses (including fees and expenses of counsel, including BlackRock’s Canadian and Barbados counsel) in connection with the transaction, regardless of whether the transaction closes, and will pay a fee to BlackRock at closing equal to 1.0% of the aggregate gross proceeds of the Series B Shares and the Barbados Preferred Shares being issued to BlackRock.

Series B Shares:

Issuer:	Banro Corporation (“Banro”).

Issue Size:	1,200,000 preferred shares, series B (the “Series B Shares”). One Series B Share will be issued with each Barbados Preferred Share.

Dividends:	The Series B Shares will have no right to dividends.

Liquidation Preference:	The “Liquidation Preference” of each Series B Share shall be $0.001.

Redemption:
If the Barbados Preferred Shares have been redeemed at the option of the Company in accordance with the terms thereof, Banro shall be required (out of funds legally available therefor) to redeem a number of Series B Shares equal to the number of Barbados Preferred Shares that have been so redeemed, by paying a redemption price per Series B Share equal to the Liquidation Preference thereof.

If the Company is required to redeem the Barbados Preferred Shares in accordance with the mandatory redemption terms thereof (whether in connection with an asset seizure, change of control, or otherwise at the election of the holders thereof), Banro shall be required (out of funds legally available therefor) to redeem a number of Series B Shares equal to the number of Barbados Preferred Shares that have been so redeemed, by paying a redemption price per Series B Share equal to the Liquidation Preference thereof.

Rights on Liquidation:
In the event of the liquidation, dissolution or winding-up of Banro, the holders of the Series B Shares will be entitled (subject to the rights of the Company’s debtholders and other creditors to receive prior payment in full of all liabilities of the Company owing to them) to receive the Liquidation Preference of the Series B Shares, before any amount will be paid or any assets of Banro distributed to the holders of any shares ranking junior to the Series B Shares. The holders of Series B Shares will not be entitled to share in any further distribution of assets of Banro on such Series B Shares.

Voting Rights:
Except as otherwise provided by law, the holders of the Series B Shares will not be entitled to receive notice of or to attend or to vote at any meetings of the shareholders of Banro; provided that each Series B Share will be entitled to (i) one vote on matters which holders of such series are entitled to vote (as set out in the articles of incorporation of Banro) and (ii) one vote (voting together as a single class with the holders of the Series A Shares) on matters which holders of Series A Shares are entitled to vote; provided, further, that at any time dividends on the Barbados Preferred Shares or on the Series A Shares shall have accrued and been unpaid in respect of two dividend accrual dates, whether or not consecutive, holders of the Series B Shares shall have the right to a separate class vote, together with the holders of the Series A Shares and the holders of any other series of shares of Banro ranking on a parity with the Series A Shares or Series B Shares either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable (such other series of shares being herein referred to as "Other Voting Stock") (it being understood that each Series B Share and each share of Other Voting Stock shall for such purpose be entitled to one vote per share) to elect two members to the Board of Directors of Banro until dividends on the Barbados Preferred Shares and on the Series A Shares have been paid in full or declared and set apart in trust for payment. In such case, the Board of Directors of Banro will be increased by two directors, and the holders of the Series B Shares (either alone or with the holders of Other Voting Stock) will have the exclusive right as members of such class, as outlined above, to elect two directors at the next annual meeting of shareholders.

Notwithstanding the foregoing, so long as any Series B Shares remain outstanding, Banro will not: (A) without the affirmative vote or consent of the holders of two thirds of the outstanding Series B Shares and Series A Shares (voting together as a single class, with each Series B Share and each Series A Share being entitled for such purpose to one vote per share), given in person or by proxy, either in writing or at a meeting, amend, alter or repeal, whether by merger, amalgamation, consolidation arrangement, amendment to the articles or otherwise, the provisions of Banro’s articles of incorporation, or the rights of the holders of Series A Shares, so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Shares or the holders thereof or create, authorize or issue (except for the issuance of Series A Shares upon the exercise of the Exchange Right applicable to the Barbados Preferred Shares issued on the Closing Date) any series or class of shares ranking equal with or senior to the Series A Shares with respect to dividends or distribution of assets upon liquidation, dissolution or winding up; provided, however, that any increase in the total number of authorized common shares of Banro or preferred shares of Banro or the creation, authorization or issuance of any series of shares of Banro ranking, as to dividends and distribution of assets upon liquidation, dissolution or winding up of the affairs of Banro, junior to the Series A Shares will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers; or (B) without the affirmative vote or consent of the holders of two thirds of the outstanding Series B Shares, given in person or by proxy, either in writing or at a meeting, amend, alter or repeal, whether by merger, amalgamation, consolidation arrangement, amendment to the articles or otherwise, the provisions of Banro’s articles of incorporation, or the rights of the holders of Series B Shares, so as to materially and adversely affect any right, preference, privilege or voting power of the Series B Shares or the Barbardos Preferred Shares (including any exchange rights related thereto) or the holders of

Series B Shares or Barbados Preferred Shares; provided, however, that any increase in the total number of authorized common shares of Banro or preferred shares of Banro or the creation, authorization or issuance of any series of shares of Banro ranking, as to dividends and distribution of assets upon liquidation, dissolution or winding up of the affairs of Banro, junior to the Series B Shares will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

Priority:	The Series B Shares will rank senior to the common shares of Banro, and pari passu with the Series A Shares of Banro, as to the distribution of assets on dissolution, liquidation or winding-up.

Barbados Preferred Shares:

Issuer:	The Company, a wholly owned subsidiary of Banro existing under the laws of Barbados (the “Company”).

Issue Size:	1,200,000 gold-linked preferred shares (the “Barbados Preferred Shares”).

Dividends:
Cumulative preferential cash dividends, payable as and when declared by the Board of Directors of the Company, which will accrue and (if so declared) be payable on the last day of each of March, June, September and December (each, a “Dividend Payment Date”) at the annual rate set out in the schedule below, based on the Liquidation Preference (as defined below) of the Barbados Preferred Shares on the relevant Dividend Payment Date and the total of the gold production pursuant to the Existing Permits (as defined below) during the quarterly period ending on the immediately preceding Dividend Payment Date, divided by three (the “Monthly Production Level”). The Dollar Equivalent Value used to determine the Liquidation Preference for purposes of calculating the dividends payable on any Dividend Payment Date shall be the simple average of the Reference Gold Price (as defined below) for each trading day during the quarterly period ending on the immediately preceding Dividend Payment Date, and for purposes of determining the Liquidation Preference for purposes of redemption and liquidation, shall be determined by the Reference Gold Price on the second trading day immediately preceding the date of redemption or liquidation.

The first quarterly dividend on the Barbados Preferred Shares will accrue on June 30, 2013 and will be calculated based upon the number of days the Barbados Preferred Shares have been outstanding through such date.

The Company will not declare or pay any dividend on the Barbados Preferred Shares unless (i) Banro shall simultaneously declare or pay, as the case may be, a dividend in the same amount and in the same currency and with the same record date on the Series A Shares, and (ii) Banro shall be permitted to do so under applicable law.

As used herein, an “Existing Permit” means each of the 13 exploitation permits relating to Banro’s Twangiza, Namoya, Lugushwa and Kamituga properties, and each of Banro’s 14 exploration permits, in each case as described in Banro’s Annual Information Form for the financial year ended December 31, 2011, as long as such permits continue to be held by Banro or a subsidiary thereof and/or Banro or a subsidiary thereof continues to retain an interest in the Existing Permit and as such permits may be amended or otherwise modified from time to time.

Monthly Production Level (oz.)	Annual Dividend Yield
< 8,001	10.0%
8,001 - 9,000	10.5%
9,001 - 10,000	11.0%
10,001 - 11,000	11.5%
11,001 - 12,000	12.0%
12,001 - 13,000	12.5%
13,001 - 14,000	13.0%
14,001 - 15,000	13.5%
15,001 - 16,000	14.0%
16,001 - 17,000	14.5%
> 17,000	15.0%

Liquidation Preference:
The “Liquidation Preference” of a Barbados Preferred Share, as of any date, shall be an amount equal to the sum of (i) the Dollar Equivalent Value of the Relevant Number of ounces of gold, plus (ii) the amount of all dividends accrued and unpaid on such Barbados Preferred Share to such date. The “Relevant Number” means (A) if the Reference Gold Price on the trading day immediately prior to the Closing Date is equal to or greater than US$1,584, 0.015625 or (B) if the Reference Gold Price on the trading day immediately prior to the Closing Date is less than US$1,584, the number (rounded to six decimal points) that is equal to the quotient obtained by dividing US$25 by the such Reference Gold Price on the trading day immediately prior to the Closing Date.

Payment Process and Additional Dividends:
Dividends will be payable to the holders of the Barbados Preferred Shares on each Dividend Payment Date, as and when declared by the Board of Directors of the Company, and shall be paid by wire transfer to an account designated by the holder to the Company.

Unless the Company has declared and paid to a holder, in respect of its Barbados Preferred Shares, on or before any Dividend Payment Date, a dividend per Barbados Preferred Share that is equal to the amount of the dividend accruing on such date, then the dividends on the Barbados Preferred Shares shall continue to accrue and to cumulate at the annual rate set out above, and an additional preferential cash dividend, in an amount equal to 1% of the amount of such unpaid dividend per Barbados Preferred Share, shall immediately accrue thereon.

Optional Redemption:
The Barbados Preferred Shares will not be redeemable by the Company at its option prior to the “Earliest Optional Redemption Date” (as defined below). The “Earliest Optional Redemption Date” means the later of (i) the first date on which Banro and its subsidiaries have achieved total cumulative gold production pursuant to the Existing Permits of 800,000 oz. from the Closing Date and (ii) the fifth anniversary of the Closing Date. Commencing on the Earliest Optional Redemption Date, if the Company has delivered not more than 60 days’ nor less than 30 days’ notice thereof, the Company may, at its option, redeem all or from time to time any number of the then outstanding Preferred Shares upon the payment per Preferred Share being redeemed of (A) the Liquidation Preference thereof as of the date fixed for redemption plus (B) an amount equal to (i) the dividend accrued per Barbados Preferred Share on the most recent Dividend

Payment Date multiplied by (ii) a fraction equal to the number of days elapsed since such Dividend Payment Date divided by 90 plus (C) an amount equal to 2% of the Liquidation Preference at the time of redemption. The Company will not elect to redeem, at its option, the Barbados Preferred Shares unless Banro has also elected, at its option, to redeem the Series A Shares on a pro rata basis.

Production Redemption:
Commencing on the first day after the fifth anniversary of the Closing Date, for so long as Banro and its subsidiaries have achieved total cumulative gold production pursuant to the Existing Permits that is less than 800,000 oz. from the Closing Date, each holder of Barbados Preferred Shares will have the option at any time (exercisable by delivering a notice of redemption, such Barbados Preferred Shares and an equal number of Series B Shares) to require the Company to redeem the Barbados Preferred Shares out of funds legally available for such purpose, upon the payment per Barbados Preferred Share being redeemed of the Liquidation Preference thereof as of the date fixed for redemption plus an amount equal to (i) the dividend accrued per Barbados Preferred Share on the most recent Dividend Payment Date multiplied by (ii) a fraction equal to the number of days elapsed since such Dividend Payment Date divided by 90.

Special Redemption for Asset Seizure:
If (i) Banro has redeemed its high yield notes pursuant to the “Special Mandatory Redemption for Asset Seizure” provisions of Banro’s high yield note indenture or (ii) if at any time when Banro’s high yield notes are no longer outstanding, an asset seizure event (defined as an event that would have obligated Banro to redeem its high yield notes pursuant to such “Special Mandatory Redemption for Asset Seizure” provisions had the high yield notes been outstanding at the time of such event) occurs, then in the case of each of the foregoing clauses (i) and (ii), each holder of a Barbados Preferred Share will have the option on such date or at any time thereafter (exercisable by delivering a notice of redemption, such Barbados Preferred Shares and an equal number of Series B Shares) to require the Company to redeem the Barbados Preferred Shares out of funds legally available for such purpose, upon the payment per Barbados Preferred Share being redeemed of the Liquidation Preference thereof as of the date fixed for redemption plus an amount equal to (i) the dividend accrued per Barbados Preferred Share on the most recent Dividend Payment Date multiplied by (ii) a fraction equal to the number of days elapsed since such Dividend Payment Date divided by 90; provided that in the event that the relevant redemption of Banro’s high yield notes (or the relevant asset seizure event described in subclause (ii) above) occurs on or prior to the fifth anniversary of the Closing Date, a holder of a Barbados Preferred Share (i) may not require the Company, immediately after the relevant redemption of Banro’s high yield notes or asset seizure event, as the case may be, to deposit cash with an escrow agent in an amount sufficient to fund the redemption of the Barbados Preferred Shares (the amount of such funds deposited with such escrow agent being subject to subsequent increase or decrease from time to time based upon (i) subsequent fluctuations in the Liquidation Preference of the Barbados Preferred Shares and (ii) subsequent exchanges of the Barbados Preferred Shares pursuant to the Exchange Right). All expenses associated with the foregoing escrow arrangement, including the fees of any escrow agent, will be borne by the Company

Redemption on and after 10th Anniversary:
Commencing on the tenth anniversary of the Closing Date, each holder of a Barbados Preferred Share will have the option at any time (exercisable by delivering a notice of redemption, such Barbados Preferred Shares and an equal number of Series B Shares) to require the Company to redeem the Barbados Preferred Shares out of funds legally available for such purpose, upon the payment per Barbados Preferred Share being redeemed of the Liquidation Preference thereof as of the date fixed for redemption plus an amount equal to (i) the dividend accrued per Barbados Preferred Share on the most recent Dividend Payment Date multiplied by (ii) a fraction equal to the number of days elapsed since such Dividend Payment Date divided by 90.

Dollar Equivalent Value:	The “Dollar Equivalent Value” of a specified number of ounces of gold means the Reference Gold Price multiplied by such number of ounces.

Rights on Liquidation:
In the event of the liquidation, dissolution or winding-up of the Company, the holders of the Barbados Preferred Shares will be entitled (subject to the rights of the Company’s debtholders and other creditors to receive prior payment in full of all liabilities of the Company owing to them) to receive the Liquidation Preference of the Barbados Preferred Shares, before any amount will be paid or any assets of the Company distributed to the holders of any shares ranking junior to the Barbados Preferred Shares; provided that the Company shall satisfy the payment of the Liquidation Preference in respect of each Barbados Preferred Share by delivering (or causing the delivery) to the holder thereof one Class A Share, whereupon such holder shall not be entitled to share in any further distribution of assets of the Company or to exercise its Exchnage Right.

Exchange Right:
Each holder of a Barbados Preferred Share shall have the right (the “Exchange Right”), exerciseable at its option at any time, and from time to time, to deliver such Barbados Preferred Share, together with one Series B Share, to Banro in exchange for one Series A Share of Banro having the terms described in the amended and restated preliminary short form prospectus of Banro dated April 5, 2013 (provided that the Series A Shares shall also include a corresponding “Redemption on and after 10th Anniversary” right to that described above).

The Exchange Right shall be deemed to be exercised automatically in the event of (i) certain insolvency events affecting the Company or (ii) the liquidation, dissolution or winding up of Banro.

Upon the delivery of any Barbados Preferred Shares and Series B Shares to Banro pursuant to the exercise of the Exchange Right, Banro shall issue one Series A Share for each Barbados Preferred Share exchanged and immediately cancel such Series B Shares and shall immediately deliver such Barbados Preferred Shares to the Company in exchange for common shares of the Company and shall cause the Company immediately to cancel such Barbados Preferred Shares.

The Exchange Right shall automatically be subject to customary adjustments in the event of certain events affecting the Series A Shares (including any distribution, subdivision or split of the Series A Shares, any combination of the outstanding Series A Shares into a smaller number of shares, or certain other reorganization events whether in connection with a change of control or otherwise) in order to maintain the one-to-one status of the Exchange Right.

The Exchange Right shall be granted by Banro pursuant to an agreement (the “Exchange and Support Agreement”) for the benefit of the holders from time to time of the Barbados Preferred Shares that will provide that, among other things, (i) in the event of a Change of Control, the Series A Shares and the Series B Shares shall continue to remain outstanding, and Banro shall procure that the person/entity which acquires control of Banro pursuant to such Change of Control complies with the terms of the Series A Shares, the Series B Shares, the Exchange Right and other relevant documentation, as the case may be, or (in the case of a Change of Control involving a sale of all or substantially all of the assets of Banro) enters into arrangements with the person/entity acquiring control of Banro on terms that are reasonably satisfactory to the holders of the Barbados Preferred Shares, pursuant to which such person/entity will issue to the holders of the Series A Shares, in exchange for their Series A Shares, preferred shares having terms substantially identical to those of the Series A Shares, in which case (A) on exercise of the Exchange Right, holders of Barbados Preferred Shares shall receive in lieu of Series A Shares such preferred shares of such person or entity and (B) a sufficient number of such preferred shares shall be reserved for issuance to holders of Barbados Preferred Shares on exercise of the Exchange Right, and (ii) a sufficient number of Series A Shares be reserved for issuance to the holders of Barbados Preferred Shares. The costs and expenses under this agreement shall be for Banro’s account.

Voting Rights:
Except as otherwise provided by law, the holders of the Barbados Preferred Shares will not be entitled to receive notice of or to attend or to vote at any meetings of the shareholders of the Company; provided that each Barbados Preferred Share will be entitled to one vote on matters which holders of such series are entitled to vote (as set out in the articles of incorporation or similar constating document of the Company).

So long as any Barbados Preferred Shares remain outstanding, the Company will not, without the affirmative vote or consent of the holders of two thirds of the outstanding Barbados Preferred Shares (voting separately as a class), given in person or by proxy, either in writing or at a meeting, amend, alter or repeal, whether by merger, amalgamation, consolidation, arrangement or otherwise, the provisions of the Company’s articles of incorporation or similar constating documents or the rights of the holders thereof of otherwise create, authorize or issue any series or class of shares (provided that notwithstanding the foregoing, the Company may issue or authorize the issuance of additional common shares).

Change of Control:
In the event of a Change of Control (as such term is defined in Banro’s high yield indenture as in effect on the date hereof), each holder of Barbados Preferred Shares will have the option to, subject to compliance with the Note Indenture, require the Company (by delivering a notice of redemption, such Barbados Preferred Shares and an equal number of Series B Shares) to redeem the Barbados Preferred Shares out of funds legally available for such purpose, in cash, at the price set out in the “Optional Redemption” section above, provided that in the event that the relevant Change of Control occurs on or prior to the fifth anniversary of the Closing Date, a holder may not require the Company to redeem the Barbados Preferred Shares pursuant to this clause until the first day after such fifth anniversary.

Mandatory Redemption if Insufficient Assets:
If the Company is required to redeem the Barbados Preferred Shares in accordance with the mandatory redemption terms thereof (whether in connection with an asset seizure, change of control, or otherwise at the election of the holders thereof) at a time when (i) it does not have sufficient assets to permit it legally to effect such redemption in full or (ii) the Company and Banro, collectively, do not have sufficient assets to permit them legally to effect a redemption in full of all Barbados Preferred Shares and Series A Shares that have been tendered for mandatory redemption at such time, then (A) the Company shall calculate the maximum percentage of Barbados Preferred Shares and Series A Shares (considered together as a single class) that could be legally redeemed or purchased for cancellation at such time (the “Relevant Percentage”), (B) Banro shall redeem the Relevant Percentage of Series A Shares that have been so tendered for redemption, in accordance with the mandatory redemption terms thereof, (C) the Company shall redeem the maximum number of Barbados Preferred Shares that have been so tendered for redemption (not to exceed the Relevant Percentage thereof) as it is legally permitted to redeem, in accordance with the mandatory redemption terms thereof, and (D) Banro shall purchase for cancellation the balance of the Barbados Preferred Shares that have been so tendered for redemption (not to exceed the Relevant Percentage thereof). For as long as Banro’s high yield notes remain outstanding, Banro’s obligation to purchase Barbados Preferred Shares for cancellation pursuant to the foregoing subclause (D) shall be limited to zero.

Priority:	The Barbados Preferred Shares will rank senior to the common shares of the Company as to the payment of dividends and the distribution of assets on dissolution, liquidation or winding-up.

Reference Gold Price:
The Company will use, as the Reference Gold Price for purposes of this Term Sheet and the Preferred Shares, including for calculation of dividend, redemption and liquidation payments, the “London Gold Fix” price on the relevant redemption or payment date. The “London Gold Fix” price is fixed at approximately 3:00 pm London time and refers to the price per troy ounce of gold set by five market-making members of the London Bullion Market Association on each trading day and represents the price at which buyers and sellers are willing to transact. The “London Gold Fix” price may be obtained at http://www.kitco.com/.

Support Agreement:
Banro will enter into the Exchange and Support Agreement for the holders of the Barbados Preferred Shares from time to time, which shall provide that for as long as any Barbados Preferred Shares remain outstanding:

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Banro will not declare or pay any dividend on the Series A Shares unless (i) the Company shall simultaneously declare or pay, as the case may be, a dividend per share in the same amount and in the same currency and with the same record date on the Barbados Preferred Shares, and (ii) the Company shall be permitted to do so under applicable law;

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Banro will advise the Company sufficiently in advance of the declaration by Banro of any dividend on Series A Shares and take all such other actions as are reasonably necessary, in co-operation with the Company, to ensure that the respective declaration date, record date and payment date for a dividend on the Barbados Preferred Shares shall be the same as the declaration date, record date and payment date for the corresponding dividend on the Series A Shares;

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Banro will ensure that the record date for any dividend declared on the Series A Shares is not less than 7 days after the declaration date of such dividend and that the record date for any resolution to be considered by the holders of Series A Shares is not less than 7 days after the announcement of the meeting is made by Banro

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Banro will not optionally redeem, in whole or in part, the Series A Shares unless (i) the Company shall simultaneously optionally redeem the Barbados Preferred Shares on a pro rata basis (based on the liquidation preference thereof), and (ii) the Company shall be permitted to do so under applicable law;

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Banro will at all times directly or indirectly, through its wholly owned subsidiaries, hold 100% of the shares of the Company, other than the Barbados Preferred Shares, and will ensure that the Company remains as a Barbados company

-	Banro will not carry out a voluntary liquidation, dissolution or winding-up of the Company
-	Banro will not vote any Series A Shares, Series B Shares or Barbados Preferred Shares acquired by it
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Banro will advise the holders of the Barbados Preferred Shares of any determination by it to institute voluntary liquidation proceeedings or of any proceeding with respect to the involuntary liquidation of Banro

Series A Shares
The Series A Shares shall have the terms set out in the amended and restated preliminary prospectus of Banro dated April 5, 2013; provided that the terms of the Series A Shares shall provide that in the event of a Change of Control (as such term is defined in Banro’s high yield indenture as in effect on the date hereof), the Series A Shares shall continue to remain outstanding, and Banro shall procure that the person/entity which acquires control of Banro pursuant to such Change of Control complies with the terms of the Series A Shares or (in the case of a Change of Control involving a sale of all or substantially all of the assets of Banro) enters into arrangements with the person/entity acquiring control of Banro on terms that are reasonably satisfactory to the holders of the Series A Shares, pursuant to which such person/entity will issue to the holders of the Series A Shares, in exchange for their Series A Shares, preferred shares having terms substantially identical to those of the Series A Shares.